April 26, 2006
VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010
Attn: Mr. Nili Shah
Dear Mr. Shah:
We have received your letter dated April 17, 2006 regarding our Form 10-K/A for the fiscal year ended December 31, 2004, which also makes reference to our Form 10-Q/A filed for each of the first three quarters of fiscal 2005 (SEC File No. 0-0082). The Company’s responses to your comments are provided below. For your convenience we have reproduced the section headings and the text of your comments from the letter.
Form 10-K/A for the year ended December 31, 2004
Item 8. Financial Statements and Supplementary Data, page 23
Consolidated Financial Statements of Cash Flow, page 25
COMMENT 1.
1. As discussed in our prior comment 4 in our letter dated September 13, 2005, please separately disclose the components of “other, net” in your statement of cash flows. We note your separate presentation of other accrued expense and income taxes and your additional disclosure on page 18 of your management’s discussion and analysis. However, given the significance of the remaining items within “other, net,” please break out the components of “other, net” on the face of your statement of cash flows in further detail in future filings.
RESPONSE: Pursuant to your request for more extensive itemization of the components of “other, net” on the consolidated statements of cash flows to reduce the amount shown under “other, net”, in future filings we will provide greater line itemization, thereby reducing the resulting amount stated in “other, net”.
Item 9A. Controls and Procedures, page 63
COMMENT 2
2. We note your disclosure regarding disclosure controls and procedures. You make the same disclosures in your Forms 10-Q for the three quarters of 2005.
     Specifically, you state:
... disclosure controls and procedures are not adequate and effective in recording, processing, summarizing, and reporting, on a timely basis, information required to be disclosure by the Company in the reports that it files or submits under the Exchange Act [and] that such information may not currently be accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, in a manner allowing timely decisions regarding required disclosures. [emphasis added]
However, as previously discussed in prior comment 3 in our letter dated September 13, 2005, your disclosure should clearly state whether your disclosure controls and procedures are effective with respect to the entire definition of disclosure controls and procedures, rather than just the first part of the definition. Therefore, in future filings, please revise your disclosure to clarify, if true, that your officers concluded that your disclosure

Mr. Nili Shah
U.S. Securities and Exchange Commission
April 26, 2006
Page 2
controls and procedures are also not effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
RESPONSE: In future filings, in the event we will disclose inadequacies in our controls and procedures, we will use the following language:
“The Company’s management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this report. Based on the evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of such date, the Company’s disclosure controls and procedures are not adequate and effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act, and such officers have also concluded that the Company’s disclosure controls and procedures are also not effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated or communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, in a manner allowing timely decisions regarding required disclosure.”
COMMENT 3
3. Your disclosure regarding changes in internal control over financial reporting does not conform to Item 308(c) of Regulation S-K. You make the same disclosures in your Forms 10-Q/A for the three quarters of 2005. In future filings, please revise your disclosure to clarify, if true, that there were no changes in internal control over financial reporting during the quarter, rather than the period, ended December 31, 2004 (or the respective interim quarter end), that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.
RESPONSE: In future filings our Item 308(c) disclosure will make clear that such disclosure pertains to the quarter covered by the report and not the past fiscal year or any other period.

Mr. Nili Shah
U.S. Securities and Exchange Commission
April 26, 2006
Page 3
Certifications
COMMENT 4
4. We note the language contained in each of your officer’s Section 302 certifications. In future filings, please revise your section 302 certifications to conform exactly to Item 601(b)(31) of Regulation S-K. For example:
•	Please remove “annual” in front of “report” in paragraphs 2, 3, and 4(a).

•	Please include “of internal control over financial reporting” after “based on your most recent evaluation” in paragraph 5.
RESPONSE: In future filings we will conform our Section 302 Certifications exactly to Item 601(b)(31) of Regulation S-K, subject only to the permitted revisions for non-accelerated filers so long as these permitted revisions continue to apply to the Company.
—END OF RESPONSES—
In connection with our responses provided above, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Regards,
/s/ Thomas J. Price
Thomas J. Price
Vice President, CFO and Secretary